Contact

www.linkedin.com/in/pauldeden (LinkedIn)
www.byu.edu (Company)
www.pauldeden.com (Blog)

Top Skills

Business Strategy
Financial Management
Operations Management

Languages

Portuguese (Professional Working)
Spanish (Limited Working)

Certifications

Mendix Rapid Developer
Career Essentials in Generative AI by Microsoft and LinkedIn
Oracle Certified Professional, Java SE 6 Programmer
CompTIA Linux+

Honors-Awards

Mendix MVP

Publications

From Forlorn Hope to United Front: A Call for Quality Family-Friendly Movies
Building Better Student Experiences by Improving App Quality with Brigham Young University
The View on Low-Code From Experts in the Field

Paul Eden

Chief Operating Officer and Co-Owner
Provo, Utah, United States

Summary

A results-driven AI expert, executive leader and entrepreneur with extensive experience in both technology and business operations. Currently serving as COO and Co-Owner of SMEden LLC, managing business operations for a successful entertainment company that has sold over 1 million books. Skilled at turning strategy into reality through effective leadership of people, processes, and systems across all organizational levels. Not afraid to get my hands dirty. Committed to building trust, fostering psychological safety, leading with empathy, and driving results through intentional action while maintaining a culture of fun and creativity.

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Experience

SMEden LLC
Chief Operating Officer and Co-Owner
October 2024 - Present (1 year 7 months)
United States

Managing business operations for bestselling author Sarah M Eden (78+ published titles, over 1 million books sold)
* Lead all business strategy and operations in partnership with Sarah, enabling her to focus on creative work while maintaining a successful publishing enterprise across multiple imprints
* Oversee company financials including accounting, payroll administration, tax planning, and financial strategy for expanding into new ventures including film production
* Direct human resources functions including hiring, benefits administration, and employee supervision
* Manage technology infrastructure and digital operations
* Spearhead new business development initiatives including launch of independent publishing imprint and structured film financing deals for book-to-screen adaptations
* Develop and execute strategic partnerships with publishers, production companies, and industry partners to expand intellectual property opportunities

* Ensure regulatory compliance and maintain business licensing across multiple jurisdictions as company grows

Ensign College
Chief Information Officer
January 2021 - December 2024 (4 years)
Salt Lake City, Utah, United States

Responsible for the acquisition, creation, and secure operation of all of Ensign College's technology-related elements and systems including the user experience of IT consumers.
Leading interdisciplinary teams of managers, architects, engineers, technicians, and others including Ensign College employees, BYU employees, Church employees, and outside contractors. Leading strategic IT planning efforts for the institution, and representing Ensign College in related discussions within the Church Educational System.

Brigham Young University
9 years 8 months

Senior Director of BYU Apps
November 2018 - January 2021 (2 years 3 months)
Provo, Utah Area

Oversees and accountable for all aspects of the BYU Apps division of the Office of IT. This division maintains over 200 custom-built production systems and manages over 50 employees.

Director of Student Life Application Development
February 2015 - November 2018 (3 years 10 months)

Lead and enable software engineering product teams in the Office of Information Technology to produce products and services that delight campus partners.

Senior Software Engineer
June 2011 - February 2015 (3 years 9 months)

Implementing software solutions using java, spring, hibernate, etc.

Seguro Software LLC
Founder
September 2012 - May 2014 (1 year 9 months)

Managing a team of developers and participating in creating a custom web / facebook app in php and angularjs.

Verio
Development Technical Lead/Scrum Master
March 2010 - June 2011 (1 year 4 months)

Lead the team who successfully developed and delivered Verio's first Cloud PAAS offering under an extremely aggressive timeline.

Robert Half Technology
Contract Python Developer
November 2009 - March 2010 (5 months)

Contract developer employed by Robert Half Technology working at Verio Inc. Implemented the first Verio Cloud platform Web GUI using Django.

Goodwill of Central Arizona
Programmer Analyst / Software Engineer
November 2007 - November 2009 (2 years 1 month)

Comprehensive computer software and process analysis and development

Sound Physicians
Project Manager / Director of IT for Phoenix Division
July 2007 - November 2007 (5 months)

Across the board management of Information Systems for the Phoenix Division.
Software Engineering, Web Software Development, and Project Management for parts of nationwide charge capture system and all Phoenix specific web applications.

American Physicians
5 years 11 months

Director of Information Systems
2004 - July 2007 (3 years)

Performed or managed all facets of Information Systems.
Software Design and Development for all Web Applications.

Tech Support/Network Administrator
September 2001 - 2004 (3 years)

LDS Church
Web Development intern
September 2000 - September 2001 (1 year 1 month)

Developed the first version of the Meetinghouse Locator on www.lds.org.

Implemented the Development Team's bug tracker using Vignette StoryServer.

Education

Baker College
MBA, Business · (2002 - 2004)

Brigham Young University
BS, Human Development · (1993 - 2001)